EXHIBIT 10.1

Global Mobility
Corporate Human Resources
One Court Square – 46th Floor
Long Island City, NY  11120

19 December 2011

Michael Corbat
Chief Executive Officer Citi Holdings
Citigroup Inc.

Dear Michael Corbat:

Citi Expatriate Program—Assignment Letter – Program A

On behalf of Global Mobility, I am pleased to confirm the terms and conditions of your expatriate assignment to the Regional Corporate Office in the United Kingdom pursuant to the Citi Expatriate Program. Global Mobility is the unit within Citi that oversees administration of the Citi Expatriate Program.  “Citi” refers to Citigroup Inc. and its subsidiaries, including your current employer at Citi and the host company or companies that make up the business unit in your assignment location.

Your assignment is scheduled to start on 1 January 2012, subject to your obtaining necessary work permits and visas.  Citi will assist you and your family in obtaining the appropriate documents.

EMPLOYMENT STATUS

During the term of your expatriate assignment, you shall remain an employee of Citi Global Markets Inc (CGMI), which will be lending your services to Citi Global Markets Limited (CGML) pursuant to an inter-company agreement for the supply of employee services. During your expatriate assignment, you will remain an employee of CGMI, and your Expatriate salary and benefits will be administered by CGML, as agent for your employer, pursuant to the terms and conditions of the Citi Expatriate Program. During this time you will not be an employee of CGML.

This letter is not an employment contract or a guarantee to employ you for any definite period of time or at any place at any time.  To the extent legally permissible, your employment by Citi at all times is on an “at-will” basis and may be terminated at any time (subject to any applicable notice provisions in your employment offer letter) by you or by Citi.  In the event you voluntarily apply for and are granted permanent resident status or citizenship in the United Kingdom, your assignment under the Citi Expatriate Program may be terminated.

CITI EXPATRIATE PROGRAM

The current terms and conditions of the Citi Expatriate Program are described in detail in the Expatriate Handbook.  The most recent edition of the Expatriate Handbook has been delivered to you together with this letter.  You should refer to the Expatriate Handbook for more detailed descriptions of matters summarized in this letter.  In the event of any conflict between the description of an item of expatriate compensation or other feature of the Citi Expatriate Program in this letter and its description in the most recent edition of the Expatriate Handbook, the Expatriate Handbook will control.

Because you will remain an employee of CGMI in the United States during the term of your expatriate assignment, you are not eligible for any benefits or salary provided to Citi employees who are employed under local terms and conditions in the United Kingdom.  However, while on assignment,  you will be subject to certain local practices and customs, such as office hours and dress policies, holiday schedules and, if applicable, restrictions in certain countries on participation in Citi equity compensation and investment programs.

This letter summarizes key elements of the expatriate policies regarding compensation, allowances, reimbursements, tax equalization and other benefits that apply to Citi Expatriates generally and to your assignment specifically.   The preliminary salary worksheet attached to this letter will provide you with an estimate of your compensation and the allowances you will be eligible for while on assignment under the Citi Expatriate Program.  Allowances fluctuate based on various factors, including exchange rates, other market data, and conditions in the assignment country, and are subject to change.  Refer to the most recent Expatriate Handbook or contact your assignment country mobility coordinator for additional details regarding specific allowances.

DURATION AND REASON FOR ASSIGNMENT

You have been assigned to fill a specific need with Regional Corporate Office as Chief Executive Officer EMEA. If your assignment extends beyond three years, during the fourth year, Citi, in its sole discretion, may extend your expatriate assignment or begin to explore other options, including but not limited to, termination of your assignment.

Upon termination of your assignment (subject to agreement by your employer and/or the host employer in the assignment country or other relevant parties), Citi may, but shall not be obligated to, offer you employment under local terms and conditions in the assignment country, your sending country or another country, or a new expatriate assignment.  Provided you have not resigned and your employment has not been terminated involuntarily for cause, if you are not offered (or you do not accept) continued employment with Citi upon termination of your expatriate assignment, Citi will provide relocation assistance, as detailed in the Expatriate Handbook, to repatriate you to the United States.

EXPATRIATE SALARY AND OTHER COMPENSATION

As of the start date of your expatriate assignment, your annual gross base salary will be US$ 500,000. As always, your salary remains subject to change, but for the duration of your assignment to CGML in the United Kingdom, your compensation country will be the United States and your salary will be paid in US Dollars. Additional details regarding expatriate salary administration can be found in the Expatriate Handbook under the heading “Compensation.”

While on assignment, a “housing norm” representing assumed housing costs of an employee of your position and family size in New York will be deducted from your gross salary.  Details regarding housing norms can be found in the Expatriate Handbook under the heading “Key Concepts—Compensation country housing norms.”  The housing norm deduction can change if there is a change in your family size in the assignment location and it will change if there is a change in your base salary and/or annually based upon survey data provided to Citi by an independent consultant.  You agree to this deduction from your pay and acknowledge that it is subject to change and may be less than or may exceed the housing allowance described below.

Your salary and any other payments you may receive as a participant in the Citi Expatriate Program are also subject to such deductions as are required by law, and as provided pursuant to the tax equalization policy. Elements of the tax equalization policy and other policies and procedures regarding expatriate taxation, including your responsibilities in this regard, are further described below and in greater detail in the Expatriate Handbook under the heading “Tax.”  Note that as part of tax equalization, you may be required to make payments to Citi from time to time.

As a participant in the Citi Expatriate Program, you will be eligible for specified benefits, subject to the applicable terms and conditions described in detail in the Expatriate Handbook, including a moving allowance.

GOODS & SERVICES ALLOWANCE

To cover the difference in the cost of goods and services between New York  and London, you may receive a monthly Goods and Services (G&S) differential payment.  The amount of this payment can change monthly depending on inflation, foreign exchange rates, family size, and salary. It is paid only if the cost of goods and services, as determined by our outside consultant, exceed the costs in New York. You acknowledge that receipt of a G&S differential payment in one month is not a guarantee that you will receive a G&S differential payment in the same amount (or any amount) in any subsequent month.

Your housing and utility allowance will be paid monthly, beginning with the month in which you occupy expatriate housing.  The initial amount of your allowance is based on your current job level and family size (which includes only those dependents who accompany you on assignment) and is limited to an amount determined for your assignment country. The housing and utilities allowance is subject to periodic reviews and may change based upon survey data provided by an independent consultant, or upon changes in your family.  You agree to notify Citi promptly of any changes in your family status or if any accompanying family members cease to live with you full-time in the assignment country. You agree that you will be solely responsible for any rental and utility costs in excess of the housing and utilities allowance.

EXPATRIATE HANDBOOK

All of the benefits, allowances, and policies referred to in this letter are subject to the terms, conditions and limitations set forth in the Expatriate Handbook, as it may be modified from time to time.  Please note that your participation in the Citi Expatriate Program and entitlement to these benefits is subject to your satisfactory performance of certain responsibilities in connection with the administration of these benefits, especially your obligations to submit reimbursement requests within certain deadlines, to provide timely and effective cooperation in the tax return preparation process, to promptly refund to Citi any overpayments you may receive, to promptly pay any tax equalization balance owed to Citi and to promptly realize and return to Citi the value of certain tax credits and benefits that accrue to you.  If you fail to perform any of these obligations, you may lose your eligibility for expatriate benefits, and you may be subject to disciplinary action.  By accepting your assignment, you affirm that you have read and that you understand the Expatriate Handbook and that you accept these obligations.  You may contact Global Mobility if you have any questions.  Contact information can be found under the contact section of the Global Mobility website at: http://globalmobility.citigroup.net/.

The terms and conditions of expatriate benefits and the policies and procedures that make up the Citi Expatriate Program may change.  The Expatriate Handbook will be updated from time to time to reflect such changes or to clarify certain matters.  The most recent version of the Expatriate Handbook will be available on the Global Mobility Web site on the Human Resources Intranet at: http://globalmobility.citigroup.net/.

If a benefit specified above as applying to you is eliminated entirely from the Citi Expatriate Program, you will remain eligible for such benefit until the conclusion of your current assignment, as provided in the most recent version of the Expatriate Handbook prior to its elimination, but subject to modification in the ordinary course of business.  Unless you are notified otherwise, you will be eligible for any benefits added in subsequent editions of the Expatriate Handbook, subject to the terms and conditions described therein.

TAX  MATTERS AND EXPATRIATE RESPONSIBILITIES

During your expatriate assignment, you will be tax equalized to the United States. The tax equalization policy and the expatriate  benefits you will receive are designed with the intent that your out-of-pocket costs for certain living expenses while on assignment, including income taxes, will be similar to what you would have paid had you been or remained an employee under local terms and conditions in your compensation country.  To ensure the fair and equitable administration of the Citi Expatriate Program, you agree to follow the procedures and policies outlined in the Expatriate Handbook, and specifically, to assume the following responsibilities:

•	Actual and Hypothetical Taxes
As provided in the Expatriate Handbook, as part of the tax equalization process, Citi will pay all income taxes to all taxing jurisdictions on total Citi compensation (and taxable expatriate allowances, reimbursements and benefits) paid during your expatriate assignment.  During this same period, Citi will deduct hypothetical taxes from your expatriate salary each month, and from any incentive compensation, including cash bonuses, deferred cash awards and equity compensation that is paid to you during your assignment.  You will be responsible for paying hypothetical tax to Citi in cash on any income from Citi equity awards during your assignment (e.g., stock option exercise gains and the value of stock awards at vesting) to the extent the amount of hypothetical tax due on such income may not be deducted in shares.  Payment of hypothetical tax on income from Citi equity awards will be due immediately at the time of the relevant transaction, and if provision for immediate payment in full is not made, your equity award transaction or your rights to the award may be cancelled.

Hypothetical taxes, calculated on your Citi compensation, will be based on United States  income tax law in effect at the time each item of Citi compensation is paid to you, as determined by Citi and its tax and legal advisors.  By accepting an expatriate assignment, you agree to pay hypothetical tax in accordance with the tax equalization policy. You acknowledge that your hypothetical tax obligation to Citi may exceed the amount of actual tax you would pay on the same income were you not subject to the tax equalization policy.

You will be responsible for all actual taxes due on any non-Citi income, but, as more fully explained in the Expatriate Handbook, you may claim a limited right to tax protection for non-Citi income that becomes subject to tax in your assignment country.  If you receive income from Citi equity or deferred cash awards after your assignment has ended but that is subject to tax in a former assignment location, you may also be entitled to a limited tax protection benefit, as more fully described in the Expatriate Handbook.

As more fully described in the Expatriate Handbook, Citi’s expatriate tax preparer, currently PricewaterhouseCoopers (“PwC”), may prepare an annual tax equalization calculation to compare the hypothetical tax withheld from your compensation and paid by you during each year of your assignment to your total hypothetical tax liability for the year on an annualized basis.  If the calculation shows a balance owing to you, it will be paid by Citi within 30 days.  If the calculation shows a balance owing to Citi, you agree to pay the outstanding hypothetical taxes within 30 days of the date of your final tax reconciliation statement for the year.  If you fail to pay by this deadline, you may be subject to disciplinary action.

•	Filing Tax Returns
You agree to cooperate with PwC in preparing any required income tax returns, including providing PwC with any required information in a timely manner and ensuring that it is complete and accurate in all material respects.  You will be liable for any charges, penalties and interest assessed by the taxing authorities as a result of any untimely or inaccurate submissions by you.

•	Payment of Certain Tax Benefits to Citi
Because Citi will pay your actual tax liabilities on Citi compensation and taxable expatriate allowances, reimbursements and benefits, and your tax liability on such income will be limited to hypothetical tax on Citi compensation, you agree that Citi will be entitled to receive the value of any foreign tax credits or other tax benefits you may claim on your personal tax returns.  Citi or PwC will advise you as to any such benefits that may be claimed on your personal tax return and you will be entitled to tax preparation services after your assignment has ended to the extent necessary for you to realize such benefits.  As a condition to your assignment, you agree to use your best efforts to realize any such benefits at the earliest possible opportunity and to pay the value of such benefits to Citi within 30 days of the date you file the applicable tax return on which they were utilized, or if sooner, upon your receipt of a corresponding income tax refund.  You agree that this obligation may survive the termination of your expatriate assignment or your employment by Citi.

EMPLOYEE BENEFITS AND COUNTRIES DEFINED

•	Employee Benefits
Throughout your assignment, you will be eligible for the expatriate health and insurance program, which includes medical and dental coverage.

Information on your various benefits will be provided to you under separate cover.

•	Countries Defined
Your expatriate assignment will typically impact more than one jurisdiction.  In order to facilitate the best possible management of expatriate benefits, the countries to which you have a relationship during your assignment are specified as follows:

Your assignment country is the United Kingdom and your compensation country is the United States.

Your pension country is the United States.  You will continue to be covered under the current retirement plan for your pension country for which you are eligible (if any).  Generally, you will not be eligible for any company or government provided benefits in your assignment country, unless required by law.  You will remain eligible for other mandatory or government social/welfare programs in your pension country to the extent legally possible.

Your home leave country is the United States and is the country to which you and your family may take your annual home leave.

The country to which you are expected to return at the end of your expatriate assignment is the United States, which is referred to as your return country.  If your assignment ends on good terms, Citi will make a reasonable effort to find you a suitable position within Citi upon your return to this country.  However, you accept that Citi does not guarantee you reinstatement to your pre-assignment position (or any other position of employment) in this country or anywhere else in the world.

VARIATION OR TERMINATION OF POLICY AND/OR TERMS OF ASSIGNMENT

Citi reserves the right to modify, amend and/or discontinue any of the benefits, policies or other terms and conditions of the expatriate program described in this letter and/or the Expatriate Handbook at any time and from time to time.  Citi also maintains, and you acknowledge by signing below, that the place of work is not an essential element of the employment relationship and can be changed by Citi, in its sole discretion.

NOTICE

Your employment may be terminated in accordance with the notice provisions designated within the US Separation Pay Plan.

The benefits described in this letter and Expatriate Handbook, and your participation in the Citi Expatriate Program (except for any rights to repatriation, reimbursement of expenses or tax protection or your obligations to make payments to Citi that expressly survive your assignment), will cease on the termination of your assignment.

You should refer to the section of the Expatriate Handbook titled “Conclusion of Expatriate Assignment” for further information on what happens in the event of the termination of your employment (by Citi or by you) during your expatriate assignment.

RIGHT OF SET OFF

As a condition of your participation in the Citi Expatriate Program, you agree that any obligation you incur as a participant in the Citi Expatriate Program to pay or refund any amount to Citi (including your obligation to realize and pay to Citi certain tax benefits) will survive the termination of your assignment and the termination of your employment with Citi; that, to the extent permitted by applicable law, any such amounts owed by you may be set off against salary, deferred compensation and incentive awards, or any other amounts owed to you by Citi; and that this right of set off will be in addition to any other legal or equitable remedies that may be available to Citi if amounts owed by you are not timely paid in full.  You agree that amounts owed by you to one Citi entity may be set off against amounts payable to you by another Citi entity.

DATA PRIVACY

By signing this letter, you agree that Citi, any affiliated company, and third parties may in connection with your employment and/or your expatriate assignment (during and after termination), process personal data (including sensitive personal data) for the purposes of managing your employment and assignment arrangements (for example, for the provision of benefits to you), for compliance with legal and regulatory obligations (including, but not limited to, the prevention and detection of crime and anti-terrorism), for the purpose of Citi’s business or other legitimate interests or as otherwise required or permitted by law or regulation. Because of the international nature of an expatriate assignment, your personal data will, subject to applicable law, be transferred to other countries for the purposes of managing your international assignment.  This means that personal data will be transferred to countries, particularly the United States, where Citi’s data servers are located.  Each country provides different standards of legal protection of personal data.

SIGNATURE

Please sign and date two copies of this letter and return one copy to me and retain the other copy for your records.  By signing below, you agree to the terms and condition of and to abide by the policies of the Citi Expatriate Program and your assignment as summarized and set forth in this letter and the Expatriate Handbook, which you acknowledge that you have read and understood.

I wish you much success in your new assignment.

Sincerely,

/s/ Katherine E. Thompson

Katherine E. Thompson
Managing Director, Global Mobility

Accepted by:	/s/ Michael Corbat	Date:	12/21/11
Michael Corbat

Attachments:   Expatriate Pay Statement Estimate

	EXPATRIATE PAY STATEMENT ESTIMATE

NAME:	Michael Corbat	GEID:
HOME LOCATION:	New York	HOST LOCATION:	London
MARITAL STATUS:		LIVING AT POST:	2
STAFF TYPE:	Program A	TAX EXEMPTIONS:	2
LEVEL:		HARDSHIP ALLOW%:	0
HOST TO HOME FX RATE:	0.61957869	JOB GRADE:	0

This is a preliminary salary worksheet.  It provides an estimate of your compensation and allowances under the expatriate program.  This statement is an estimate of net pay.  It includes medical and dental voluntary deductions. Allowances fluctuate based on various conditions, including exchange rates.  For additional details, please refer to the Expatriate Handbook.

		USD	USD
		Monthly	Annual
COMPENSATION	BASE SALARY	41,666.67	500,000.00
	GOODS & SVC ALLOWANCE	1,528.90	18,346.74
PRE-TAX DEDUCTIONS	MEDICAL CONTRIBUTION	-456.80	-5,481.60
	DENTAL CONTRIBUTION	-33.42	-401.04
HYPO HOUSING NORM	HYPO HOUSING NORM	-2,686.43	-32,237.10
HYPO TAX PAID BY EMPLOYEE	HYPO FEDERAL - US	-10,088.17	-121,058.03
	HYPO TAX - STATE	-3,172.71	-38,072.50
	HYPO FICA - SOC. SEC.	-373.80	-4,485.60
	HYPO FICA - MED	-604.17	-7,250.00
NET PAY IN US DOLLARS		25,780.07	309,360.87
Below is a brief summary of expatriate eligible allowances:
Housing Allowance:  Citi will contribute towards the cost of housing in the assignment country up to housing allowance limits established in the assignment location. They are based on job level/position and family size at the assignment location. Your housing allowance limit is GBP 8,764 /month (amount in local currency).

Utility Allowance:  You will be reimbursed for utilities expenses such as water, gas, electricity and home heating fuel separately, up to a limit established for the host country. In locations where an established utility allowance does not exist, actuals will be reimbursed per policy. Consult with your Assignment Country Mobility Coordinator for additional details. Your utility allowance limit is GBP 400/month (amount in local currency).

Goods and Services (G&S) Allowance:  When everyday living costs are higher in the assignment location than in the compensation country, Citi will pay a G&S differential. This is based on spendable income up to a predetermined maximum annual base salary, actual family size (up to a maximum of six eligible family members including Expatriate), expatriate living costs in the assignment location, and exchange rates.

	Index:	134.95
	Family Size:	2
	Exchange Rate:	0.6195786
	Spendable:	52,485.26

Medical and Dental Contribution:  Represents your monthly medical premium deduction based on your family size as well as your total compensation.   Given the discretionary nature of incentive compensation, the premium reflected on this statement is an estimate and may vary from the actual premium deducted from your monthly expatriate pay.